UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2023

COMMISSION FILE NUMBER 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.
11 HaMenofim Street, Building B

Herzliya 4672562 Israel
+972-9-7996183
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 14, 2023, NeuroSense Therapeutics Ltd. (the “Company”) entered into a sales agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners with respect to an “at-the-market” offering program (the “ATM Program”), pursuant to which the Company could offer and sell ordinary shares, no par value (the “Shares”), having aggregate gross sales proceeds of up to $5,743,677, from time to time, through A.G.P./Alliance Global Partners as its sales agent. The Company filed a registration statement on Form F-3 (File No. 333-269306) with the Securities and Exchange Commission that was declared effective on January 30, 2023; a prospectus supplement relating to the sale of the Shares under the ATM Program (the “ATM Prospectus”) was filed on April 14, 2023.

A copy of the Sales Agreement was filed as Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on April 14, 2023.

On June 22, 2023, the parties reduced the maximum aggregate offering amount under the ATM Program to $502.230.

On October 1, 2023, the Company sent a notice of termination of the ATM Program, which will be effective as of the close of business on October 4, 2023. As a result of the termination, Company will not offer or sell any ordinary shares in connection with the ATM Program.

On October 2, 2023, the Company issued a press release announcing the end of its At-The-Market equity offering program. A copy of the press release is filed herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated October 2, 2023

This Report on Form 6-K (with respect to exhibit 99.1, only the first paragraph) is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-269306) and Form S-8 (File No. 333-262480), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

By:	/s/ Alon Ben-Noon
	Name:	Alon Ben-Noon
	Title:	Chief Executive Officer

Date: October 2, 2023

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